Exhibit 99.1
Section 13(r) Disclosure
TOTAL SE (formerly known as TOTAL S.A.), a company that until recently may have been considered an affiliate of Tellurian Inc., included in its Annual Report on Form 20-F for the year ended December 31, 2020 the disclosure reproduced below pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, regarding certain Iran-related activities of the Group. The terms “TOTAL” and “Group” as used in this exhibit refer to TOTAL SE collectively with all of its direct and indirect consolidated companies located in or outside of France.
TOTAL believes that these activities are not subject to sanctions under applicable economic sanctions regimes, including those adopted by the United States and the European Union. The Group’s operational activities related to Iran were stopped in 2018 following the withdrawal of the United States from the Joint Comprehensive Plan of Action (“JCPOA”) in May 2018 and prior to the re-imposition of US secondary sanctions on the oil industry as of November 5, 2018. Statements in this section concerning affiliates of TOTAL SE intending or expecting to continue activities described below are subject to such activities continuing to be permissible under applicable international economic sanctions regimes.
Exploration & Production
The Tehran branch office of Total E&P South Pars S.A.S. (a wholly-owned subsidiary), which opened in 2017 for the purposes of the development and production of phase 11 of the South Pars gas field, ceased all operational activities prior to November 1, 2018. In addition, since November 2018, Total Iran BV maintains a local representative office in Tehran with four employees solely for non-operational functions.
Concerning payments to Iranian entities in 2020, Total Iran BV and Elf Petroleum Iran collectively made payments of approximately IRR 5.42 billion (approximately €115,0071) to the Iranian administration for taxes and social security contributions concerning the staff of this representative office. None of these payments were executed in US dollars.
Since November 30, 2018, Total E&P UK Limited (“TEP UK”), a wholly owned subsidiary, holds a 1% interest in a joint-venture relating to the Bruce field in the United Kingdom (the “Bruce Field Joint-Venture”) with Serica Energy (UK) Limited (“Serica”) (98%, operator) and BP Exploration Operating Company Limited (“BPEOC”) (1%), following the completion of the sale of 42.25% of TEP UK’s interest in the Bruce Field Joint-Venture on November 30, 2018 pursuant to a sale and purchase agreement dated August 2, 2018 entered into between TEP UK and Serica.
The Bruce Field Joint-Venture is party to an agreement governing certain transportation, processing and operation services provided to another joint-venture at the Rhum field in the UK (the “Bruce Rhum Agreement”). The licensees of the Rhum field are Serica (50%, operator) and the Iranian Oil Company UK Ltd (“IOC UK”), a subsidiary of NIOC (50%), an Iranian government-owned corporation. Under the terms of the Bruce Rhum Agreement, the Rhum field owners pay a proportion of the operating costs of the Bruce field facilities calculated on a gas throughput basis.
In November 2018, the US Treasury Department’s Office of Foreign Asset Control (“OFAC”) granted a conditional license to BPEOC and Serica authorizing provision of services to the Rhum field following the re-imposition of US secondary sanctions. The principal condition of the license is that the ownership of shares in IOC UK by Naftiran Intertrade Company Limited (the trading branch of the NIOC) are transferred into and held in a Jersey-based trust, thereby ensuring that the Iranian government does not derive any economic benefit from the Rhum field so long as US sanctions against these entities remain in place. IOC UK’s interest is managed by an independent management company established by the trust and referred to as the “Rhum Management Company” (“RMC”). Where necessary TEP UK liaises with RMC in relation to the Bruce Rhum Agreement and TEP UK expects to continue liaising with RMC on the same basis in 2021.
In January 2021, OFAC renewed the conditional license to Serica authorizing the provision of services to the Rhum field, until January 31, 2023, subject to early termination if the trust arrangements described above should terminate. In addition, OFAC confirmed that, to the extent that the license remains valid and Serica represents that the conditions set out in the license are met, activities and transactions of non-US persons involving the Rhum field or the Bruce field, including in relation to the operation of the trust, IOC UK and RMC will not be exposed to US secondary sanctions with respect to Iran.

[1] Converted using the average exchange rate for fiscal year 2020, as published by the Central Bank of Iran.

IOC UK’s share of costs incurred under the Bruce Rhum Agreement have been paid to TEP UK in 2020 by RMC. In 2020, based upon TEP UK’s 1% interest in the Bruce Field Joint Venture and income from the net cash flow sharing arrangement with Serica, gross revenue to TEP UK from IOC UK’s share of the Rhum field resulting from the Bruce Rhum Agreement was approximately £5.18 million. This amount was used to offset operating costs on the Bruce field and as such, generated no net profit to TEP UK. TEP UK expects to continue this activity in 2021.
TEP UK is also party to an agreement with Serica whereby TEP UK uses reasonable endeavors to evacuate Rhum NGL from the St Fergus Terminal (the “Rhum NGL Agreement”). TEP UK provides this service subject to Serica having title to all of the Rhum NGL to be evacuated and Serica having a valid license from OFAC for the activity. The service is provided on a cost basis, and TEP UK charges a monthly handling fee that generates an income of approximately £35,400 per annum relating to IOC UK’s 50% stake in the Rhum field. After costs, TEP UK realizes little profit from this arrangement. TEP UK expects to continue this activity in 2021.
Gas, Renewables & Power
In 2020, Total Direct Energie, a wholly owned subsidiary, supplied electricity to the Iranian Embassy in Paris (France). This activity generated a gross turnover of €41,997 and a net margin of approximately €2,650 in 2020. The Group expects to continue this activity in 2021.
Marketing & Services
In 2020, Total Marketing France (“TMF”), a wholly owned subsidiary, provided fuel payment cards to be used in the Group’s service stations to the Iranian embassy and the Iranian delegation to UNESCO located in Paris (France). This activity generated a gross turnover of approximately €17,500 and a net profit of approximately €1,900 in 2020. TMF does not expect to continue this activity in 2021.
In 2020, Total Belgium, a wholly owned subsidiary, provided fuel payment cards to be used in the Group’s service stations to the Iranian embassy located in Brussels (Belgium). This activity generated a gross turnover of approximately €8,500 and a net profit of approximately €1,300 (without tax) in 2020. Total Belgium expects to continue this activity in 2021.
Patents & Trademarks
TOTAL paid approximately €5,000 to Iranian authorities related to various patents. These patents have since been abandoned so that no payment should be made in 2021. In addition, TOTAL could make small payments in 2021 to Iranian authorities related to the maintenance and protection of trademarks and designs in this country. These payments are made in accordance with US regulation (Section 560.509 of the Iranian Transactions and Sanctions Regulations).

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